

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 22, 2009

Via U.S. Mail and Fax (305-416-6406)
Mr. Bradley T. Prader
President and Chief Executive Officer
Goldpoint Resources, Inc.
1001 North America Way, Suite 201
Miami, FL 33132

> **Re:** **Goldpoint Resources, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed June 18, 2009**
> **File No. 000-53452**

Dear Mr. Prader:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise your disclosure to explicitly state whether the audit reports on your financial statements from Kyle L. Tingle, CPA, LLC (also referred to as "KLT Audit") for the fiscal years ended December 31, 2008 and 2007 were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of the qualification and modification. We refer you to the guidance at Item 304(a)(1)(ii) of Regulation S-K.

2. We note you state that you did not have any disagreements on any matter of accounting principals or practices with Kyle L. Tingle, CPA, LLC, "except that

the report of KLT Audit for such period indicated conditions which raised substantial doubt about the Company's ability to continue as a going concern." Please clarify whether this modification to the audit report was caused by disagreement with Kyle L. Tingle, CPA, LLC. If the modification was caused by any disagreement with Kyle L. Tingle, CPA, LLC, please revise your filing to explicitly state that there was a disagreement and provide all the disclosure about the disagreement as required by Item 304(a)(1)(iv) of Regulation S-K.

3.   Please revise your disclosure to state during the two most recent fiscal years and the interim period preceding the engagement of Bernstein & Pinchuk, LLP, whether you have consulted with Bernstein & Pinchuk, LLP any matter as described in Item 304(a)(2) of Regulation S-K.

4.   Please ask your former accountant, Kyle L. Tingle, CPA, LLC, to revise its letter furnished, regarding its concurrence or disagreement with the statements made by you in the Item 4.01 Form 8-K, to address the letter directly to the Commission. We refer you to the requirement at Item 304(a)(3) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief